SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D A/2

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ICX TECHNOLOGIES, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

44934T105
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	DP 1 LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	0
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Valentis SB, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	PN
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	0
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Spectrum Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	0
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Catalyst Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	0
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	0
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	PN
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	0
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	0
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	0
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	0
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D

This Amendment No. 2 modifies and supplements the 13D initially filed on September 10, 2009 as amended by Amendment No. 1 to the Statement filed on August 18, 2010 (the “Statement”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of ICx Technologies, Inc., a Delaware corporation (the “Company”). Except to the extent supplemented by the information contained in this Amendment No. 2, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 5.	Interest in Securities of the Issuer

On October 4, 2010, FLIR Systems, Inc., an Oregon corporation (“FLIR”), acquired all of the shares of common stock of the Company (the “Shares”) at a price of $7.55 per Share in cash including the Shares owned by the Reporting Persons. In addition, all warrants and outstanding, vested, in-the-money stock options owned by the Reporting Persons were cancelled in exchange for a cash payment equal to the difference between the strike price for such warrants and options and $7.55 per Share. As a result of the foregoing, the Reporting Persons no longer own any shares of common stock of Company.

Except as set forth in Item 5 above, the Reporting Persons have not effected any transactions in the common stock during the 60 days preceding the date of this Schedule 13D.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2010

DP1 LLC

By:	/s/Arthur Amron
Name:	Arthur Amron
Title:	Vice President

VALENTIS SB, L.P.
By: Valentis SB GP LLC, its general partner

By:	/s/Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD SPECTRUM INVESTORS LLC

By:	/s/Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD CATALYST INVESTORS LLC

By:	/s/Arthur Amron
Name:	Arthur Amron
Title:	Vice President

DEBELLO INVESTORS LLC

By:	/s/Arthur Amron
Name:	Arthur Amron
Title:	Vice President

WEXFORD CAPITAL LP

By:	/s/Arthur Amron
Name:	Arthur Amron
Title:	Partner and Secretary

WEXFORD GP LLC

By:	/s/Arthur Amron
Name:	Arthur Amron
Title:	Vice President

/s/Charles E. Davidson
Charles E. Davidson

/s/ Joseph M. Jacobs
Joseph M. Jacobs